Exhibit 99.1

China Online Education Group Announces Management Change

BEIJING, April 11, 2022 -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, announced that Mr. Liming Zhang has tendered his resignation as the Company's Chief Operating Officer due to personal reasons. His last day with the Company will be May 15, 2022.

The Company greatly appreciates Mr. Zhang’s significant contributions to the management of the Company's operations as well as his role as the co-founder of the Company, and sincerely wishes his continued success in his future endeavors.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk's filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For investor and media inquiries, please contact:

China Online Education Group
Investor Relations
ir@51talk.com